CHINA MASS MEDIA CORP. ANNOUNCES ANNUAL GENERAL MEETING RESULTS

BEIJING, CHINA — (November 24, 2011) — China Mass Media Corp. (“China Mass Media” or the “Company”) (NYSE: CMM) announced the results of the Company’s annual general meeting of shareholders, which was held in Beijing on November 23, 2011.

At the meeting, the shareholders approved the share issuance to the Company’s management team on or prior to December 31, 2012 under the condition that the maximum number of ordinary shares to be issued must not exceed 20% of the Company’s total outstanding ordinary shares and the price per ordinary share must not be more than 20% below the per ordinary share equivalent of the average closing price of the Company's American depositary shares over the 30 trading-day period immediately prior to the date of the issuance.  Other terms and condition of the share issuance will be determined by the board of directors of the Company.

About China Mass Media Corp.

As a television advertising company in China, the Company provides a full range of advertising services, including advertising agency services, creative production services, public service announcement sponsorship services and other value added services.  The Company currently offers approximately 41 minutes of advertising time slots per day on CCTV Channels 1, 2, and 4.  CCTV is the largest television network in China.  The Company has produced over 400 advertisements and has won a number of prestigious awards in China and across the world, including the "Gold World Medal" at The New York Festivals® International Television & Film Awards.  For more information, please visit http://www.chinammia.com.

For further information, contact:

China Mass Media Corp.
Julie Sun
Chief Financial Officer
6/F, Tower B, Corporate Square,
35 Finance Street Xicheng District
Beijing, 100033
P. R. China
Phone: +86-10-8809-1050
Email: juliesun@chinammia.com

Christensen
Tip Fleming
Phone: +852-2117-0861
Email: tfleming@christensenir.com

Teal Willingham
Phone: +852-9827-3632
Email: twillingham@christensenir.com